UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A
(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-147542-05

NISSAN AUTO LEASE TRUST 2010-A
(Exact name of registrant as specified in its charter)

One Nissan Way, Franklin, Tennessee  37067, (615) 725-1127
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

0.56080% Asset Backed Notes, Class A-1; 1.10% Asset Backed Notes, Class A-2
1.39% Asset Backed Notes, Class A-3; 1.61% Asset Backed Notes, Class A-4
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ X ]

Approximate number of holders of record as of the certification or notice date:0

Explanatory Note:  Nissan Auto Lease Trust 2010-A (the "Trust") is filing this Form 15/A to remove the names and file numbers of the two co-registrants (Nissan Auto Leasing LLC II and Nissan-Infiniti LT) previously listed on the Form 15 filed on February 5, 2013.  The intent of the Form 15 was to terminate the reporting obligations of the Trust, and was not to affect the status of Nissan Auto Leasing LLC II and Nissan-Infiniti LT.

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Auto Lease Trust 2010-A, Nissan Auto Leasing LLC II and Nissan-Infiniti LT have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  May 17, 2013

                         NISSAN AUTO LEASE TRUST 2010-A

                         By:    Nissan Motor Acceptance Corporation,
                                               as Administrative Agent

                        By:      _/s/ Shishir Bhushan
                         Name:    Shishir Bhushan
                         Title:      Treasurer